EXHIBIT 3.11

ACCESS PHARMACEUTICALS, INC.

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF DESIGNATIONS, RIGHTS AND PREFERENCES

OF

SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

Access Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that the following resolutions (a) were duly adopted by the Board of Directors of the Corporation pursuant to authority conferred upon the Board of Directors by the provisions of the Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), which authorizes the issuance of up to 2,000,000 shares of preferred stock, $0.01 par value per share, at a meeting of the Board of Directors held on December 18, 2007, (b) was consented to by holders of more than 66% of the outstanding shares of the Series A Cumulative Convertible Preferred Stock, par value $0.01 per share, of the Corporation (the “Series A Preferred Stock”) and (c) was consented to by holders of more than 50% of the voting power of the common stock, par value $0.01 per share, of the Corporation (the “Common Stock”) voting together with the holders of Series A Preferred Stock on an as converted basis.

RESOLVED, that effective upon the filing of this Certificate of Amendment to Certificate of Designations, Rights and Preferences of Series A Cumulative Convertible Preferred Stock (this “Certificate of Amendment”), the Certificate of Designations, Rights and Preferences of Series A Cumulative Convertible Preferred Stock dated and filed with the Delaware Secretary of State on November 9, 2007 (the “Certificate of Designation”), be amended as follows:

1. The first paragraph of Section 4 of the Certificate of Designation is hereby deleted in its entirety and replaced with the following:

“4.           Actions Requiring the Consent of Holders of Series A Preferred Stock. As long as 20% of the shares of Series A Preferred Stock issued pursuant to the Purchase Agreement remain outstanding, the consent of the holders of at least 66% of the shares of Series A Preferred Stock at the time outstanding, given in accordance with the Certificate of Incorporation and Bylaws of the Corporation, as amended from time to time, shall be necessary for effecting or validating any of the following transactions or acts, whether by merger, consolidation or otherwise (for the avoidance of doubt, no such consent shall be required for the Corporation to amend the Certificate merely to increase the Corporation’s authorized shares of Common Stock or undesignated preferred stock):”

2. Existing Section 4(h) of the Certificate of Designation is hereby re-numbered as Section 4(j) and the following new Sections 4(h) and 4(i) are inserted after existing Section 4(g):

“(h) any Change of Control or any liquidation, winding up or dissolution of the Corporation or any subsidiary thereof, whether in one transaction or a series of transactions, or adoption of any plan for the same;

(i) in a transaction or series of related transactions involving aggregate potential consideration in excess of $20 million, any sale, transfer, license, sublicense, encumbrance or other disposition of any of the Corporation’s intellectual property, including, without limitation, patents, trademarks, service marks, copyrights, trade secrets, technologies, compounds and trade names, whether owned outright by the Corporation or licensed from another person or entity, whether in registered or unregistered form, and whether or not an application for registration has been filed; or”

3. Existing Section 5(b) of the Certificate of Designation is hereby deleted in its entirety (except that, for avoidance of doubt, the existing defined terms “Conversion Triggering Event” and “Registration Statement” contained in Section 5(b) are not deleted and remain in full force and effect) and replaced with the following:

“(b)           Mandatory Conversion. With the prior written consent of holders of not less than a majority of the Series A Preferred Stock at such time outstanding, if a Conversion Triggering Event (as defined below) has occurred, and provided that the Corporation has delivered a written notice to the holders of the Series A Preferred Stock (the “Notice”) that the Corporation intends to convert all of the outstanding Series A Preferred Stock into Common Stock, then, subject to the limitations set forth in Section 5(i) hereof, as of the date that is sixty-five days following the date that such Notice is given (the “Mandatory Conversion Date”), the Series A Preferred Stock shall be converted into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (i) the aggregate Liquidation Preference of the shares of Series A Preferred Stock to be converted plus accrued and unpaid dividends thereon by (ii) the applicable Conversion Value (as hereinafter defined) then in effect for such Series A Preferred Stock (the “Mandatory Conversion”).  Nothing in this Section 5(b) shall be construed so as to limit the right of a holder of Series A Preferred Stock to convert pursuant to Section 5(a) at any time. The Corporation may not deliver a Notice, and any Mandatory Conversion delivered by the Corporation shall not be effective, unless all of the Equity Conditions have been met on each Trading Day during the twenty day period prior to and including the later of the Mandatory Conversion Date and the Trading Day after the date that the Conversion Shares issuable pursuant to such conversion are actually delivered to the Holders pursuant to the Notice.”

4. Existing Section 5(c)(iii) of the Certificate of Designation is hereby deleted in its entirety and replaced with the following:

“(iii)                      The Corporation’s obligation to issue Common Stock upon conversion of Series A Preferred Stock in accordance with this Certificate of Designation shall be absolute, is independent of any covenant of any holder of Series A Preferred Stock, and shall not be subject to:  (A) any offset or defense; or (B) any claims against the holders of Series A Preferred Stock whether pursuant to this Certificate of Designation, the Preferred Stock and Warrant Purchase Agreement or any subsequent Series A Amended and Restated Preferred Stock and Warrant Purchase Agreement (in either case the “Purchase Agreement”) entered into among the Corporation and the purchasers of the Series A Preferred Stock on or about the Filing Date, the Investor Rights Agreement, the Warrants or otherwise.”

RESOLVED,  that the Certificate of Designation shall remain in full force and effect except as expressly amended hereby.

[Signature page follows.]

THE UNDERSIGNED, being a duly authorized officer of the Corporation, does file this Certificate of Amendment to Certificate of Designations, Rights and Preferences of Series A Cumulative Convertible Preferred Stock, hereby declaring and certifying that the facts herein stated are true and accordingly has hereunto set his hand this 10th day of June, 2008.

ACCESS PHARMACEUTICALS, INC.

By:	/s/ Stephen B. Thompson
Name:	Stephen B. Thompson
Title:	Secretary,
Vice President,
Chief Financial Officer